# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PROSHARES TRUST, CIK 0001174610
CUSIP: 74349Y787
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 7272 WISCONSIN AVENUE, 21ST FLOOR, BETHESDA, Maryland (MD), 20814
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001861642

## Reporting persons
- Hennion & Walsh Asset Management, Inc.: type of reporting person: broker-dealer (BD), investment adviser (IA); citizenship or place of organization: New Jersey (NJ); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 210,743; aggregate amount beneficially owned 210,743 (5.2% of the class)

## Item 1. Issuer
Name of issuer: PROSHARES TRUST
Address of issuer's principal executive offices: 7272 WISCONSIN AVENUE, 21ST FLOOR, BETHESDA, MARYLAND, 20814

## Item 2. Person Filing
Name of person filing:
Hennion & Walsh Asset Management
Hennion & Walsh, Inc.
Address of principal business office or, if none, residence: 2001 Route 46 Waterview Plaza Parsippany, NJ 07054
Citizenship: New Jersey

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 210743
Percent of class: 5.2
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
Hennion & Walsh Asset Management - 210743
Hennion & Walsh, Inc. - 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: This Schedule 13G filing is jointly filed by Hennion & Walsh, Inc. and Hennion & Walsh Asset Management, Inc. pursuant to Rule 13d-1(k)(1). Hennion & Walsh, Inc. acts as sponsor of certain unitinvestment trusts which hold shares of the issuer. The total number of shares of the issuer held by these unit investment trusts is set forth in Item 4(c)(iv) above with respect to Hennion & Walsh, Inc. No individual unit investment trust sponsored by Hennion & Walsh, Inc. holds more than 3% of any registered investment company issuer's shares. Hennion & Walsh Asset Management, Inc., an affiliate of Hennion & Walsh, Inc., acts as an Investment Adviser which holds shares of the issuer as set forth in Item 4(c)(iv) above. Neither Hennion & Walsh, Inc. or Hennion & Walsh Asset Management, Inc. have the power to vote the shares of the issuer held by these unit investment trusts sponsored by Hennion & Walsh, Inc. These shares are voted by the trustee of such unit investment trusts so as to insure that the shares are ordinarily voted as closely as possible in the same manner and in the same general proportion as are the shares held by owners other than such unit investment trusts. The difference, if any, between the aggregate amount of shares beneficially owned by each reporting person, as set forth in Row (9) above, and the number of shares of the issuer held by the unit investment trusts sponsored by Hennion & Walsh, Inc. represents shares of the issuer which are either held in other registered investment companies, pooled investment vehicles and/or separately managed accounts for which Hennion & Walsh Asset Management, Inc. serves as investment advisor and/or investment sub-advisor. Each of Hennion & Walsh, Inc. and Hennion & Walsh Asset Management, Inc. disclaims beneficial ownership of the shares of the issuer identified in this filing.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 6

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Hennion & Walsh Asset Management, Inc.: /s/ Phillip Fitzsimmons, Phillip Fitzsimmons, Chief Compliace Officer (05/11/2026)